









I, PEDRO LATAPI ANGELINI, CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE, ABILITY AND UNDERSTANDING, THE ATTACHED TRANSLATION IS A TRUE, CORRECT AND COMPLETE TRANSLATION INTO ENGLISH CONSISTING OF 66 PAGES OF THE ORIGINAL DOCUMENT IN SPANISH.

CERTIFIED ON FEBRUARY 17, 2026.

Pedro Latapí Angelini

PEDRO LATAPI ANGELINI
CHIEF EXECUTIVE OFFICER

Mexico: Guillermo González Camarena 1200, 10th floor, Santa Fe, Álvaro Obregón, Mexico City, 01210. +52 (55) 15 00 31 30
United States: 2990 Ponce de Leon Boulevard, Suite 401, Coral Gables, Florida 33134. +1 (786) 464 0500

@HRRATINGS_US HR RATINGS USA WWW.HRRATINGS.COM HR RATINGS

1



Code of Conduct

February 2026[1]

This Manual is the exclusive property
of HR Ratings

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[1] Changes and/or additions to this Code of Conduct with respect to the March 2024 version will come into effect as of February 5, 2026.



CONTENTS

I.   Purpose 4

II.   General Principles 5

III.   Quality in the delivery of rating services 6

IV.   Complaints 13

V.   Prevention of the misuse of non-public or confidential material information 15

        V.1 Non-public or confidential material information 15

        V.2 Measures to protect non-public or confidential material information.................................. 16

                V.2.1   Reception of information.. 16

                V.2.2   Protection of files and non-public or confidential material information.................... 16

                V.2.3   Access to offices 17

VI.   Transparency and disclosure of information 17

        VI.1 Transparency 17

        VI.2 Dissemination of information 21

        VI.3 Communication with the media... 21

        VI.4 Rumors 22

VII.   Conflicts of interest 22

        VII.1 Identifying conflicts of interest 23

        VII.2 Measures to prevent conflicts of interest 24

                VII.2.1   Objectivity, Independence and integrity 24

                VII.2.2   Separation of functions.. 27

                VII.2.3   Securities Transactions 28

                VII.2.4   Use of privileged information 32

                VII.2.5   Loans, credits, acquisition of goods, services and yields 33

                VII.2.6   Gifts, entertainment and preferential treatment.. 33

                VII.2.7   Post-employment activities of management and technical personnel 35

                VII.2.8   Selection of Service Providers 37

        VII.3 Disclosure of conflicts of interest... 38

        VII.4 Handling of conflicts of interest 39

VIII.   Technical quality and good character 40

IX.   Outside activities 41

X.   Conduct.. 42

        X.1 Professional conduct 42



X.2 Respect 43

X.3 Use of illegal substances 44

X.4 Use of email, the internet, telephone and other electronic means of communication 44

X.5 Use of Social Networks 46

XI.   Material violations of the law 46

XII.   Applicable Sanctions 47

XIII.   APPENDICES 50

APPENDIX 1 50

APPENDIX 2 52

APPENDIX 3 53

APPENDIX 4 54

APPENDIX 5 55

APPENDIX 6 56

APPENDIX 7 57

APPENDIX 8 59

APPENDIX 9 60

APPENDIX 10 61

APPENDIX 11 62

APPENDIX 12 63

APPENDIX 13 65



I.   Purpose

This document sets the minimum standards of conduct and professional practice for all employees, management, board members and shareholders of HR Ratings de México, S.A. de C.V., and its affiliates, subsidiaries, representative offices, and branches established in any country ("HR Ratings" or the "Agency" indistinctly), to ensure that all individuals comply with the highest standards of ethics, justice, honesty, integrity and objectivity in their relationships both within and outside the Agency (the "Code").

This Code is based on the Fundamental Principles of Conduct for Ratings Agencies, published by the International Organization of Securities Commissions ("IOSCO"), which sets forth the international principles to ensure the transparency and reliability of the rating process. It is also based on the guidelines set by Mexico's National Banking and Securities Commission ("CNBV") in the General Provisions applicable to Credit Rating Agencies (the "Provisions") and other provisions applicable in the countries where HR Ratings operates.

It is the responsibility of the employees, officers, directors, and shareholders to read this Code carefully to understand its contents. For these purposes, they should sign an electronic copy of this Code, which will be resigned every 6 (six) months or upon any modification thereof.

Any violation of the guidelines included in this Code will be evaluated to determine the seriousness of the case and the corresponding sanctions, which can range from verbal or written warnings to dismissal.

HR Ratings will not, under any circumstance, make any exceptions to any of the provisions and policies included in this Code.



II.   General Principles

A fundamental principal of HR Ratings is the performance of its activities in strict observance of the law and other applicable regulations, in accordance with sound market practices and to the highest standards of justice, honesty, integrity, transparency and objectivity.

HR Ratings operations are governed by, but not limited to, this Code, the Internal Control Manual, the General Operations Plan, the Technological Infrastructure Manual, and any other internal policy (jointly, the "Internal Rules"), and by the Agency's rating methodologies and regulations applicable to credit rating agencies.

The Agency's Internal Rules are designed and approved by the Agency's Regulations Committee and approved by the Board of Directors.

HR Ratings posts this Code for public access on its website free of charge, with amendments to the Code approved by the Agency's Board of Directors. HR Ratings will publish any further amendments to the Code by the same means.

The Compliance Department is responsible for overseeing compliance with the Internal Rules and other applicable regulations to HR Ratings, in its capacity as a credit rating agency, by the Agency itself, its shareholders, board members, management and other employees.

The Compliance Department will conduct exams to HR Ratings employees at least once a year to verify their knowledge of the Internal Rules and regulations applicable to HR Ratings as a rating agency.

These exams may be conducted in writing or through the internal electronic system (HTRON). The passing score will be 80 (eighty) points.

The Compliance Department may conduct additional exams for employees who meet the following criteria: 1) those who did not pass the exam on the first attempt, 2) those who joined the Agency during the exam application period, and 3) those who had been with the Agency for less than 3 (three) months on the date of the exam.



Logistics staff, executive assistants, receptionists, as well as cleaning and maintenance staff are not required to participate in this examination.

III.   Quality in the delivery of rating services

HR Ratings will take several actions to ensure the quality of the service provided to the client, issuer or entity that requests or is subject to rating before and during the rating process in accordance with sound market practices.

Internal policies outlined in the General Operations Plan will be observed when the rating has been requested by a third party other than the entity or issuer to be rated. Accordingly, and pursuant to applicable regulations, all credit ratings issued by HR Ratings will be under contract or formal agreement in accordance with applicable regulation.

HR Ratings may issue unsolicited ratings, for which the Agency will receive no payment. HR Ratings may sign a confidentiality agreement (Non-Disclosure agreement or "NDA") with the entity to be rated if it is required by applicable law. Unsolicited ratings will be done using the same methodologies as requested ratings and will follow the same rating process, as applicable. HR Ratings will monitor unsolicited ratings and may withdraw these ratings at any time.

Prior to providing a service, HR Ratings will send to the entity, through the Business Development Department: (i) this Code; (ii) the Agency's methodologies and rating scales, with the indication that both these documents and the Code are available for consultation on the HR Ratings website; and (iii) the rates or fees charged by the Agency for providing its services.

HR Ratings will also provide the client, entity or issuer with a detailed explanation of the methodologies to be used during the rating process in question and will receive any questions or comments the entity may have in this regard at any time during the rating process through the Analysis Department or the Head of the corresponding Department.

The Agency, through the Compliance Department and upon request from the client, entity, or issuer, will respond in detail to any concern the client, entity or issuer may have regarding the application or interpretation of this Code.



HR Ratings will inform the client, entity, or issuer, through the service contract, of the way and frequency in which HR Ratings expects it to deliver the necessary information for the Agency to perform the corresponding analysis and assign a rating.

HR Ratings will perform the analysis for the assignment of a rating based on the information provided by the client, entity, or issuer and on available public information. This analysis will be in strict adherence to the methodologies and models reviewed and agreed to by the Agency's Methodology Committee, with approval by the Board of Directors, and the rating procedure that is outlined in the Agency's General Operations Plan.

If the corresponding analytical approach followed by HR Ratings is modified from the approached that is contained in the rating methodologies, this will be stated in a technical note, through which the reasons for the deviation will be presented to the Agency's Methodologies Committee and the Board of Directors in accordance with the General Operations Plan. This document will be added to the Agency's file for the entity.

When the Business Development Department receives a request to rate entities, issuers or operations that are significantly different from those usually rated by HR Ratings, or in the case of atypical, exotic, or special entities, offerings, or instruments, the Business Development Department will notify the Compliance Department. To this effect, the Compliance and Analysis Department must determine whether the Agency has sufficient capacity, access to necessary information and sufficient resources to prepare this type of rating. This evaluation will be documented in a log by the Director of the corresponding Area. However, if it is determined that the process is not feasible or can´t be performed, the rating process will be suspended, and the entity or issuer will be informed of the situation in accordance with the General Operations Plan.

HR Ratings will not consider ratings assigned by other ratings agencies for any underlying assets when those ratings fail to meet the minimum requirements for use in accordance with the Agency's methodology, as applicable.

HR Ratings will ensure that the structure and voting process of the Credit Analysis Committee adheres to the policies and guidelines approved by the Board of Directors to this effect, as indicated in the Agency's General Operations Plan.



HR Ratings will perform, through its independent board members or the person designated by them, statistical analyses to evaluate the effectiveness of the methodologies and processes used for the study, analysis, opinion, evaluation, and determination of credit quality. They will also determine whether the work of the technical personnel that used the rating methodologies requires any further review in accordance with the General Operations Plan.

These analyses will be performed annually at a minimum in accordance with the following:

- Information from the Agency's internal electronic system ("HTRON") will be used for the provided ratings services.

  Transition matrices will be prepared based on the information from HTRON. The matrices are tools used to evaluate the behavior and stability of the ratings which the Agency assigns. HR Ratings expects its ratings to be stable over time with a low probability of significant change in the short term. The transition matrices are, therefore, effective tools for verifying the quality and effectiveness of the rating methodologies used by the Agency for determining whether the work of the technical personnel that used the rating methodologies requires further review. In addition, transition matrices are used to verify that the relative degree of risk assigned to the Agency's ratings is unified for different types of assets.

- Transition matrices are prepared in accordance with the General Operations Plan and the special requirements according to the regulations in the country where HR Ratings is authorized, recognized, or certified to operate as a credit rating agency.

- Transition matrices are published annually on the Agency's website for consultation by the market and are available to any person requesting them in writing from HR Ratings.

- The Agency reviews its rating methodologies and models at least once a year or when any of the following circumstances require adjustments of the methodologies and models:

  o Due to the results of statistical analyses prepared by independent board members or the person delegated to perform this task.



o   When amendments to the regulations applicable to rating agencies, or the regulations that affect issuers, entities, or operations rated by the Agency are subject, impact the Agency's rating methodologies or models.

o   When in practice the suitability of the processes and terms established in any rating methodology or model require clarification.

o   When relevant comments received from market participants regarding the Agency's current methodologies are received through the HR Ratings website or any other way of communication.

The ratings methodologies and models will be reviewed at a meeting of HR Ratings Methodology Committee. The Methodology Committee will evaluate the factors that could result in an amendment and, if applicable, propose the relevant amendments. The amendments will be documented in the corresponding committee minutes.

The methodologies and models for rating asset-backed securities will be reviewed at least once a year to ensure they remain appropriate in the event of any relevant changes in the risk associated with these assets.

Once the Methodology Committee has issued its opinion on any amendment or addition to the rating methodologies and models, the Committee will analyze whether the ratings assigned under the previous version of the methodology and model should be reviewed.

Amendments or additions agreed by the Methodology Committee will be submitted for the consideration and approval of the Board of Directors, taking into consideration the methodological procedure indicated in the section *"Process for the Development and Amendment of Methodologies"* of the HR Ratings General Operation Plan. The documents and information used to approve the methodologies and models must use the following for its identification: the filing date, name of the model or methodology, document it replaces if applicable, and any other data considered relevant.

Once the amendments or additions to a methodology have been published, the Agency will use the new methodology for subsequent ratings and inform the public of the potential effects of the new methodology



on ratings already issued once the review process has been completed. If necessary, HR Ratings will issue a new rating for the instruments that already had a rating assigned within a period of 6 (six) months from when the new methodology comes into effect. HR Ratings must refrain from reviewing and, if applicable, issuing a new rating if analysis indicates that the change in methodology or model does not affect the previously assigned rating.

HR Ratings will not engage in the following practices:

- Conditioning a rating or a change on a rating on the client, entity or issuer, or persons who are members of the same business group, to the purchase or request of any other product or service offered by HR Ratings, including services related to the assignment of preliminary ratings.

- Ensuring or guaranteeing, implicitly or explicitly, a rating level prior to the completion of the analysis by the Credit Analysis Committee and publishing of the official rating.

HR Ratings shall conduct the following practices:

- Clearly indicate on all public documents, such as the analysis reports, press releases and rating letters, that ratings are opinions issued in the name of the Agency and not the Agency's management or technical personnel; that they are not recommendations to buy, sell, or hold any instrument or to invest or conduct any type of business; that they may be subject to adjustment at any time and are based solely on the characteristics of the entity, issuance and/or operation, independent of any business activity between the ratings agency and the entity or company. The former is on the understanding that HR Ratings bases its ratings and/or opinions on information taken from sources considered accurate and reliable, however, HR Ratings does not validate, guarantee, or certify the precision, accuracy, or completeness of any information. Consequently, HR Ratings is not responsible for any error or omission in such information or, if it is incorrect or inaccurate, for the results obtained when using this information.

- The monitoring of ratings is conducted on a monthly, quarterly, or semi-annual basis, depending on the type of entity, issuer, operation, or instrument. At least one annual review is also performed, as provided in the Agency's General Operation Plan and in accordance with the terms established in



the service agreement signed with the client, entity or issuer. The only exceptions to the former conditions are those cases for which, at the time that the rating is published, the Agency clearly and emphatically indicates that it will not provide future updates.

a) If an entity or issuer fails to provide the periodic information required for monitoring the corresponding rating for 2 (two) consecutive periods (without this term exceeding 6 (six) months), HR Ratings will proceed to withdraw the rating.

b) HR Ratings will conduct at least one annual review of all ratings, regardless of internal monitoring. The results will be announced to the public through a rating action. The annual review period may exceed 12 (twelve) months, including but not limited, due to the following circumstances: (i) failure by the entity or issuer to provide information in a timely manner, and/or (ii) restructuring or refinancing of the rated debt. The foregoing with the understanding that HR Ratings must be actively engaged in the review process and making its best efforts to complete such review on time.

The annual review refers to the periodic monitoring carried out at least annually (based on the anniversary of the initial rating) by HR Ratings for all ratings, regardless of internal monitoring, and whose results are announced to the investing public through a rating action (the "annual review").

c) Review ratings in strict adherence to rating methodologies and models, as well as the procedure established in the Agency's General Operation Plan and other Internal Rules.

• Maintain open communication with market participants through the person(s) designated by the Board of Directors for the receipt and response to questions, suggestions, or complaints that may be raised to the Board of Directors for improvements to the design and suitability of HR Ratings policies.

• HR Ratings will conclusively suspend the rating procedure in the following cases:

a) When the complexity of an asset-backed security or a lack of historical information for the underlying assets would affect the credibility of the rating.



b) When the entity fails to provide the minimum information requested by the Agency in the form and within the term requested for such purposes.

c) When there is any perceived pressure from any entity that would preclude the analysis team from performing its work objectively and independently.

- Structure its analysis team to ensure the continuity of its functions and thereby guarantee fairness in the rating process.

- Maintain guidelines and policies for the rotation of committee members or analysts responsible for rating procedures, as well as for the gradual introduction of new members or analysts on these committees or technical personnel for the same entity or issuer and will establish maximum periods of relationship to a case for each area of responsibility. These guidelines are set forth in the General Operation Plan and are approved by the Agency's Board of Directors.

- Regarding asset-backed securities, HR Ratings will prepare a document explaining the reasons for the differences between the results of the quantitative models used and the rating assigned by the rating agency for the corresponding Security. This document must be retained for a period of 5 (five) years.

- HR Ratings will differentiate the ratings of asset-backed securities from ratings related to traditional corporate bonds, preferably by means of a different rating symbology, and explain the meaning of such difference. In addition, HR Ratings must clearly define a specific rating symbol and apply it consistently for all securities for which it is used.

  HR Ratings will not be able to establish or imply that it is a credit rating agency that is recommended, approved, designated and/or endorsed by the United States of America and/or any federal agency of the government of that country.



IV.   Complaints

The HR Ratings' complaints procedure will be as follows:

1.   For the purposes of this section, the term "complaint" will be understood as any communication received from the persons who have signed a service contract with HR Ratings, users of the ratings the Agency issues, HR Ratings personnel, and the general public, with respect to the following:

a)   The ratings assigned or issued by the Agency and the performance of the technical personnel responsible for preparing and monitoring credit quality reports. This includes adherence to the rating methodologies used during the rating process, including the start of rating coverage, determination, maintenance, surveillance, adjustment, or withdrawal of the rating. Opinions regarding HR Ratings activities that are not related to the start of the rating coverage, monitoring, change, maintenance, or withdrawal of a rating shall not be considered a complaint.

b)   The Agency's rating methodologies and models.

c)   Compliance by HR Ratings or any HR Ratings employee with regulations applicable to rating agencies in Mexico, the United States, or any other country or region where HR Ratings is registered, authorized, recognized, or certified to operate as a rating agency.

d)   Compliance by HR Ratings or any HR Ratings employees with the Agency's internal policies and procedures.

2.   Complaints may be presented through the section "Contact" / Subject: Complaints, on the HR Ratings website (www.hrratings.com), indicating the name of the complainant, the email address of the individual presenting the complaint, the company they represent and the subject of the complaint. In addition, complaints may be presented anonymously through the section "Contact", choosing the option "Anonymous Complaints" on the website and providing only the details of the complaint.



3.   Complaints may also be presented in writing to the Compliance Department at the address of HR Ratings offices.

4.   HR Ratings employees who by any means, whether verbal or written, receive a complaint from a third party, will forward the complaint to the Compliance Department by email to: compliance@hrratings.com.

5.   HR Ratings employees will notify the Compliance Department by email when they learn of any complaint against the Agency or its employees received from a third party or mentioned in any newspaper, newscast, or any other mass media.

     HR Ratings employees will seek clarification from the Compliance Department if they have any doubt as to whether any communication received from an entity, issuer or media agency constitutes a complaint in the terms indicated in this section.

6.   The Agency will have a log for the control of and follow-up on complaints. Complaints will be analyzed and resolved by the Compliance Department.

7.   HR Ratings will analyze all complaints received and will take all internal measures established to solve them and avoid any recurrence.

8.   The Compliance Department will respond to the complaints whenever contact information has been provided as part of the complaint, within a period of 30 (thirty) business days from the date the complaint was received.

     In the case of opinions or comments that do not classify as a complaint, the Compliance Department will determine the cases where such comments or opinions for which the individual provided contact information require a response from HR Ratings.

     In the case of anonymous complaints in which no contact information is provided, HR Ratings will analyze the complaint and, if applicable, take the appropriate internal measures.



9.   All complaints will be documented in a follow-up and control log, along with the external or internal resolution given to each of them.

V.   Prevention of the misuse of non-public or confidential material information

V.1 Non-public or confidential material information

Non-public or confidential material information will be understood as all of information received by HR Ratings from a client, entity, issuer, or member of the same business group, or from their accountants, attorneys, or other agents, which is visibly classified by the sender as non-public or confidential, or regarding which the entity or issuer has requested HR Ratings to treat it as such.

Non-public or confidential material information does not include information made public through any means not attributable to HR Ratings prior to or at the time of its disclosure to HR Ratings. In addition, non-public or confidential material information will not include information for which the entity or issuer has given authorization for its dissemination or that for which dissemination may be required by any authority.

The handling of and treatment given to non-public or confidential material information will be subject to that set forth in this Code, the Internal Control Manual and the non-disclosure agreements entered into between HR Ratings and the entities or issuers rated, between HR Ratings and its employees, and between HR Ratings and its business providers who may have access to this type of information because of the nature of their work.

The Compliance Department will be the area responsible for overseeing compliance with HR Ratings policies on the prevention of the misuse of non-public or confidential material information by the Agency's employees, management, and board members, for which compliance audits may be performed in accordance with the terms set forth in the Internal Control Manual.



V.2 Measures to protect non-public or confidential material information

HR Ratings has established the following policies and mechanisms to ensure non-public or confidential material information is used exclusively for the duties of the Agency as a rating agency and to prevent the misuse of non-public or confidential material information.

V.2.1 Reception of information

The Agency may receive confidential information by email sent to any Agency employee authorized to intervene in the matter or who has been designated for this effect in accordance with that established in the Internal Control Manual and the General Operation Plan.

V.2.2 Protection of files and non-public or confidential material information

- All Agency employees and management who handle information provided by clients, entities or issuers must adhere to the policies and guidelines for the handling, protection, access and safeguarding of information and files as indicated in the HR Ratings' Internal Control Manual.

- All HR Ratings employees and management will clear their desks of information at the end of the workday and whenever they are away from their desk. They will also shred any documents that are no longer in use.

- Agency employees are strictly prohibited from removing papers, physical files and electronic files containing non-public or confidential material information from the Agency's offices.

- HR Ratings employees are strictly forbidden from transmitting, distributing, or sending information classified for internal use outside the Agency. Information for internal use is information provided by the clients, entities or issuers, work documents containing non-



public or confidential material information, or documentation obtained or generated in the performance of their duties.

V.2.3 Access to offices

As an additional protection measure for files and non-public or confidential material information, access to HR Ratings offices will be restricted by biometrics and visitors will be received in meeting rooms located in spaces physically separated from the Agency's core operations.

VI. Transparency and disclosure of information

VI.1 Transparency

1. HR Ratings will take the following measures to guarantee the transparency of its activities:

   o Inform its clients, entities, and issuers, prior to the signature of the service contract and through the Business Development Department of the current rates or fees for the provision of its rating service. In addition, HR Ratings will inform, through the same department or the Treasury Department, of any adjustments made to annual maintenance fees prior to the payment date for the annual renewal.

   o Prior to the publication of a rating or amendments and whenever it is feasible, HR Ratings will provide the client, entity or issuer with all the relevant information as well as the main factors considered for the rating. HR Ratings will also consider any comments made by the entity or issuer that would result in a more accurate rating in accordance with the procedure established in the Agency's General Operation Plan. Under no circumstances will HR Ratings offer additional services or renegotiate any clause in the service contract because of the clarification or comments procedure outlined here.



HR Ratings may publish a rating or a change to a rating without previously informing the client, entity or issuer rated if there is any circumstance that would directly affect the rating and of which market participants should be informed immediately, given the material impact the event could have on the market's perspective of the corresponding entity, issuer, or transaction.

If HR Ratings fails to deliver to the client, entity or issuer rated the analysis report or press release prior to publishing the rating, HR Ratings must do so immediately after publication and must provide details of the reasons that led to the delay.

o   The press release announcing the rating shall include the items indicated in the Agency's General Operation Plan as well as those in the Provisions and in local regulations applicable to HR Ratings. This shall be written in clear and easily understood language.

o   If HR Ratings has received revenue from clients, issuers or entities for items that are not included in the service provided for the rating of debt instruments or securities, HR Ratings will indicate the portion that such revenue represents in relation to the aggregate revenues earned by each client, entity, or issuer as a result of their main activity.

o   Upon publishing a rating, HR Ratings will not disclose any non-public or confidential material information concerning the entity or issuer, in accordance with their instructions.

o   For ratings that do not need to be public due to regulatory requirements, the rating may be kept private until the client, entity or issuer requests their publication. The rating may be published without convening the Credit Analysis Committee to agree to this publication, unless additional information has been provided or there are new elements that may have an impact on the rating assigned.

2.   The requirement to publish initial ratings for possible debt or securities offerings applies only in countries where this is required by law.



3. It is strictly prohibited to inappropriately disseminate within and outside HR Ratings any pending rating action before publication of the credit rating on the Internet or through any other readily accessible means.

4. HR Ratings will publish the following information on its website free of charge and non-selectively:

   o Press releases for assigned ratings, changes of these ratings, or the withdrawal of ratings, as well as decisions to suspend the review or monitoring of a rating and the reasons for such action. This will be done except for private ratings, which shall be sent solely to the requesting client, entity, or issuer. Press releases will be available on the Agency website for a period of at least 12 (twelve) months from their date of publication.

      In addition, HR Ratings will issue a press release if an entity, client, or issuer decides to rescind their service contract when HR Ratings can confirm that this rescission was in response to a rating downgrade. This will be issued on the business day following the contract rescission.

   o Historical information on annual default rates for each of the rating categories and transition matrices across assigned ratings.

   o Methodologies used for the rating of entities, issuers and/or issues, and any substantial amendment of these documents and the rating process.

      In the case of amendments to the rating methodologies and procedure, the reason or justification of the amendments will be clearly expressed and the amendments will be analyzed to determine if they could result in changes to any outstanding rating.

   o Notice of the existence of any significant error identified in any procedure or methodology that could result in any change to an outstanding rating.



o   Comments received from the market, in general, through the HR Ratings website regarding new methodologies or amendments to methodologies as well as comments related to a current methodology and the corrective action taken.

The Agency will publicly maintain the comments received regarding the draft for a new methodology or amendment of an existing methodology for a minimum of 10 (ten) calendar days from the date the corresponding draft is published.

Comments received regarding a current methodology will be maintained on the Agency's website until the methodology in question is modified and the draft is published to receive new comments from the market.

o   The follow-up processes for a rating, the frequency of reviews, and the criteria for the withdrawal or suspension of a rating.

o   The structure and voting process for committees that determine the ratings and their follow-up, if applicable.

o   Scales, terms and their definitions, and the definition of default as agreed by the Methodology Committee.

o   A list of ratings assigned to each entity or issuer from the date of the initial rating action. This is in the case that the rating has been modified.

This Code and its amendments, within a period of 2 (two) business days following the date they have been approved by the competent authority for such purposes.

o   Contact information for:

❑   Any question from any market participant regarding the rating methodologies.
❑   Any question from any market participant regarding the Agency's Internal Rules.
❑   Development of business and clients, entities, or issuers.



o The annual report, approved by the Board of Directors, containing relevant information on the activities of HR Ratings, its structure, the number of ratings assigned, changes to the Agency's policies, procedures, and other relevant items during the corresponding year. The report will be released the same day it is submitted to the CNBV.

o The faculties of the Board of Directors and independent board members, as well as the number of independent board members serving the Agency, including the statement explaining that these board members do not fall within any of the categories indicated in sections I to V of article 26 of the Mexican Securities Market Act.

o Initial ratings, as well as changes, amendments, or cancellations of ratings, on the date they are issued.

A history of ratings assigned for each entity, issuer, securities or instruments rated by HR Ratings.

VI.2 Dissemination of information

Ratings, as well as any changes, amendments or cancellations, will be published on the same day through stock exchanges via their electronic systems for sending and disseminating information, to the CNBV via the Securities Information Transfer System ("STIV-2"), and to the general public via the HR Ratings website and electronic communications networks.

VI.3 Communication with the media

• Only people authorized for such purposes by the Agency are permitted to communicate with the media.

• The Chief Credit Officer, as well as the Departments Heads and/or lead analysts participating in the analysis process for an entity, issuer and/or operation, may make comments to the media regarding the entities, issuers and/or operations they have rated,



provided HR Ratings has already released the rating through the corresponding procedures.

- No Agency employee will publicly contradict the official opinion and/or the rating assigned by the Credit Analysis Committee regarding any rating or opinion.

- Any member of management that participates in an interview or has any type of communication with the media will maintain a professional attitude at all times, minding their language and tone, and paying special attention to the adjectives they use. Expressions such as "horrible," "incredible," "fantastic", "the worst" and "the best" must not be used during any communication with the media. The member is responsible for establishing the bases, topics and rules of conversation prior to any radio, television or press interview.

- Employees who do not have authorization from the Company to exchange communications with the media shall refrain from making any comments. If they are asked questions by the media, they must refrain from answering such questions.

VI.4 Rumors

HR Ratings employees, management, shareholders and board members are prohibited from starting, circulating, or spreading sensationalistic rumors that could affect the reputation of the Agency or any entity or issuer rated by HR Ratings.

The sanctions imposed for starting, circulating, or spreading rumors will depend on the impact on the continuity of the Agency's operations, which will be evaluated by the HR Ratings Compliance Department in accordance with **Appendix 11 "Criteria for determining the severity of violations of Company Rules"**.

VII. Conflicts of interest

Given the complexity of their work environment and the duties they perform, Agency employees and management are exposed to potential conflicts of interest. The term conflict of interest is understood as



any situation, usually of a financial or personal nature, which could influence the judgment of an individual and prevent them from making objective, fair and independent decisions.

VII.1 Identifying conflicts of interest

A conflict of interest, which would preclude the participation or influence of a manager or analyst in the determination of a rating, is considered to exist when:

- In the 12 (twelve) months prior to the start of the rating process, they have served as a board member, manager, or employee at the client, entity or issuer to be rated, at any entity which is a member of the same business group as the client, entity or issuer to be rated or has had any business dealings that could create a conflict of interest with the clients, entities or issuers.

- Their spouse, partner, or any second-degree blood relative holds any management or senior management position with the client, entity or issuer to be rated. The second-degree family relationship includes the parents, children, grandparents, siblings and grandchildren of the employee.

- They engage, or have engaged during the 12 (twelve) months prior to the start of the rating process, in any other relationship that could cause a conflict of interest with the client, issuer and/or offering to be rated or with any entity which is a member of the same business group as the entity or issuer in question.

- They have received or are in the process of receiving a loan, credit, goods, yield, or service from the client, entity or issuer at better-than-market conditions or have engaged in a business relationship with the entity or issuer at better-than-market conditions.

- They perform transactions involving the securities of an entity or issuer rated or being rated, in accordance with section VII.2.3 "Securities Transactions" of this Code.



- They participate in the sale or promotion of a product or service offered by HR Ratings or are influenced by sales or commercial considerations.

The Compliance Department will maintain an updated log on HTRON of any person that presents a potential conflict of interest with any entity or issuer rated by HR Ratings. Only the Agency's Senior Management, Analysis Department, Operations and Compliance Department personnel, as well as the Analysis Director and the Board of Directors, will have access to these records.

VII.2 Measures to prevent conflicts of interest

The Agency has established the following measures to prevent employees, management and board members from being exposed to potential conflicts of interest:

VII.2.1 Objectivity, Independence and integrity

- The evaluation and analysis process for the rating of an entity, issuer and/or transaction must be performed in strict adherence to the procedures in the General Operation Plan and in the rating methodologies and models approved by the Agency's Board of Directors.

The Analysis Director will oversee that individuals participating in the rating process perform the evaluations or corresponding analyses in adherence to the procedures in the Agency's General Operation Plan and based on the applicable rating methodologies and models.

This is additional to the function entrusted to the independent members of the Board of Directors to perform compliance audits on the rating methodologies and models, either directly or through the designated person. The Board of Directors will approve the results of audits performed to verify compliance with the rating methodologies and models.



The Compliance Department may verify compliance with the rating procedure set forth in the Agency's General Operation Plan at any time.

- The fees and salaries received by board members, managers and technical personnel involved in the rating process, and all employees in general, are completely independent from revenues received by HR Ratings for the ratings assigned to any particular entity or issuer and/or issue in accordance with the compensation policies approved by the HR Ratings Board of Directors. These policies will be reviewed periodically to ensure the objectivity of the rating process is not compromised.

- Under no circumstances shall a rating be paused or eliminated when this may lead to the entity or issuer, or any investor, the Agency itself, or any other market participant suffering any economic, financial, political, or legal impact, including the rescission of the service agreement between HR Ratings and the client, entity or issuer.

- The ratings issued by the Agency or any rating action must not be affected by the existence or potential existence of a commercial relationship with the client, entity or issuer to whom the services are provided, or to other entities that are members of the same business group or with any third party.

- HR Ratings' employees are prohibited from providing any recommendations or proposals in the issuance of debt instruments or securities for which they will provide their services for the study, analysis, issuing of an opinion, evaluation or determination of credit rating or quality, or concerning the activities of the issuer, the underwriter or any other participant in such offer.

- <u>Policy regarding Economic Dependency</u>

  1. With respect to regulation specifically applicable to HR Ratings in Mexico, the following apply:



- HR Ratings will refrain from providing its services when the revenues the Agency would receive from an entity, client or issuer wishing to engage its services, or the people who form part of the same business group or consortium to which the client, entity or issuer belongs, jointly represent 10% (ten percent) or more of the total revenues received by HR Ratings during the year immediately preceding that for which the corresponding service is to be provided.

  Regarding states or municipalities, HR Ratings shall refrain from providing its services in the following cases:

  a) When the sum of the revenues received from a state or municipality represents 5% (five percent) or more of HR Ratings' total revenues received during the year immediately preceding that for which the corresponding service is to be provided.

  b) When the sum of revenues received from a state and its municipalities represents 10% (ten percent) or more of HR Ratings' total revenues received during the year immediately preceding that for which the corresponding service is to be provided. This condition will only apply when the state acts as guarantor for the transactions of these municipalities.

  The calculation of the revenues indicated above will consider all revenues HR Ratings would receive from those states or municipalities, including those for services to assess the credit quality of securities issued by trusts for which the state or municipality is the trustor.

2. With respect to regulation applicable to the Agency as a ratings agency registered and regulated by the Securities and Exchange Commission ("SEC"):

- HR Ratings shall refrain from providing its services when the revenues received by the Agency from an entity, client or issuer that intends to engage its services,



or the people who form part of the same business group or consortium to which the client, entity or issuer belongs, jointly represent 10% (ten per cent) or more of the total revenues received by HR Ratings during the current tax year.

VII.2.2 Separation of functions

- HR Ratings applies a policy of separation of functions to ensure that personnel responsible for assigning and maintaining ratings are completely separated from any activity related to the promotion and sale of the services HR Ratings provides or the determination of the fees and quotas the Agency charges for these services.

- In addition, HR Ratings will ensure the areas responsible for administrative matters and for the Agency's business relationships do not participate in the rating process for entities, issuers and/or issues and do not have access to the information or rating files.

- This policy on separation of functions, reporting lines, oversight, and remuneration structure is set forth in the HR Ratings' Internal Control Manual.

- If any analyst receives information from an entity, client or issuer, an Agency employee or any third party in relation to the service agreement signed between HR Ratings and the client, entity or issuer that indicates fees charged by the Agency or any sales or commercial information, the analyst must respond in writing to the sender indicating that information of this nature must be addressed exclusively with the Agency's Business Development or Treasury Departments, as applicable. In addition, the employee must send a copy of their response to the Compliance Department at: compliance@hrratings.com. This Department shall document such situation and, if necessary, shall take the appropriate measures, in coordination with the Company's Senior Management.

  In such circumstances, it will be determined whether the sales or commercial information in question has or could have influenced the analyst. If this is found to be the case, the measures set forth in Section VII.4 "Handling Conflicts of Interest" will be applied.



- In addition, if any Business Development Department personnel or the Agency's CEO receive information from any entity or issuer that would be relevant to the analysis process, they will remind the client, entity or issuer in writing that information of this nature must be sent exclusively to the analysis team assigned to them. In addition, the employee must send a copy of their response to the Compliance Department at: compliance@hrratings.com. This Department shall document this situation and, if necessary, shall take the appropriate measures.

The situations indicated above will be documented in Compliance Department records.

VII.2.3 Securities Transactions

1. "Securities Transactions" are those executed directly or indirectly for:

   a) Securities registered in the Mexican National Securities Register (the "Register"). Securities are shares, interests, obligations, bonds, options, certificates, promissory notes, bills of exchange, and other negotiable instruments, registered by name or not, that can be traded on the securities markets, are issued as part of a series or in a single offering and represent the capital stock of an entity, a proportional part of an asset, or interest in a collective loan or any individual credit right pursuant to the terms of applicable local and foreign laws, or/ and

   b) Certificates of deposit, commonly known as American Depositary Receipts ("ADRs") or similar instruments on foreign markets, representing the Securities mentioned in the previous point or similar or analogous instruments, or/ and

   c) In accordance with Section15 § 78c (10) of the United Stated Code ("USC"), the term "security" means any note, stock, treasury stock, security future, security-based swap, bond, debenture, certificate of interest or participation in any profit-sharing agreement or in any oil, gas, or other mineral royalty or lease, any collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, any put, call, straddle, option, or privilege on any security, certificate of



deposit, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or in general, any instrument commonly known as a "security"; or any certificate of interest or participation in, temporary or interim certificate for, receipt for, or warrant or right to subscribe to or purchase, any of the foregoing; but shall not include currency or any note, draft, bill of exchange, or banker's acceptance which has a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof the maturity of which is likewise limited, or/and

d) Derivative financial instruments as long as their underlying assets are registered Securities, or/and

e) Bank certificates of deposit that represent debt issued on a term equal to or less than 1 (one) year and are issued by a credit institution.

2. The following investments are not considered Securities Transactions:

a) Shares of mutual funds.

b) Securities issued by any sovereign entity.

c) Indexed trust stock certificates (representing rights for securities, assets, derivatives, or other assets that seek to replicate the behavior of one or more indexes, financial assets, or reference parameters).

d) Securities referring to a group or basket of shares or price indexes, or index funds.

The following individuals are prohibited from operating or maintaining Securities Transactions involving any entity or issuer that is a client of HR Ratings or is rated by HR Ratings:

• HR Ratings, as a legal entity;



- Analysts who participate in the rating process of the entity or issuer;

- Members of the Credit Analysis Committee who participate in the rating of the entity or issuer, and

- People who, because of their duties, may have access to privileged information in terms of what was set forth in section VII.2.4 of this Code.

All new Agency employees and board members will submit, on their entry or appointment date, a statement of the Securities Transactions they hold directly or indirectly in any entity or issuer, and also, those of their spouse, partner, or dependent minors using the form in **Appendix 1 "Report on Securities Transactions"** of this Code.

In addition, all Agency board members and employees who perform a Securities Transaction of any entity or issuer must notify the Compliance Department using the form in **Appendix 1 "Report on Securities Transactions"** of this Code within a period of 10 (ten) business days following the execution of the Transaction.

All Agency employees and board members must complete and submit **Appendix 1 "Report on Securities Transactions"** every 6 (six) months. The semiannual endorsement shall indicate all securities transactions performed by the employee or board member to date, regardless of whether these have been previously reported.

For the purposes of reporting certificates of deposit representing a renewable debt equal to or less than 1 (one) year serviced by a credit institution, the deposits must be reported only once, indicating this in the report.

The securities transactions report must be submitted together with the corresponding bank or securities account statement, dated no more than 3 (three) months prior to submission, in which the securities transactions are indicated. Employees and board members have the right to blank out the information that is not relevant for the effects of the reported transaction.

HR Ratings, through the Compliance Department, shall take all necessary measures to ensure that Securities Transactions by members of the Board of Directors, management,



technical personnel responsible for the preparation of reports and providing follow-up on the credit quality of securities or entities or issuers, and employees in general, do not generate conflicts of interest.

To fulfill this objective, HR Ratings will maintain a list of the entities or issuers rated by HR Ratings and which are public (the "Public Ratings List") in HTRON. All Agency employees and board members will have access to this list.

The Agency will maintain a list of entities or issuers who request the rating to be private or whose initial rating process has been completed but not yet published (the "Private Ratings List"), to which only the Agency's Senior Management, the Compliance and Operations Department, the Business Development Department personnel, analysis managers and members of the Board of Directors will have access.

Both lists will be updated continuously in HTRON to verify that there are no conflicts of interest in the rating process derived from securities transactions in entities or issuers rated by HR Ratings held by employees and directors, as well as those of their spouses, partners, or dependent minors.

The limitations on Securities Transactions set forth in this section and the disclosure of these will apply equally to transactions by the spouse, partner, or dependent minors of Analysis managers or technical personnel involved in the rating process.

For the purposes of the previous paragraph, HR Ratings employees, managers and board members will make every effort to be informed of securities transactions performed by their spouse, partner and/or dependent minors. No bank or securities account statement will be required for these transactions.



VII.2.4 Use of privileged information

For the purposes of this section, a relevant event is any fact, act, or occurrence, of any nature, which could or would influence the prices of registered securities or that may have a significant impact on a credit rating.

HR Ratings board members, managers and employees are strictly forbidden to:

- Obtain any benefit from any Securities Transaction performed using privileged information obtained from their participation in the rating process for these securities, or in the performance of their duties.

- Provide or transmit privileged information to other people, being required to comply with that established in the HR Ratings' Internal Control Manual for the handling of non-public or confidential information.

- Issue recommendations regarding any securities or negotiable instruments for which the price or quote could be influenced by the use of privileged information.

Privileged information is knowledge of relevant events not disclosed to the public by an issuer through the market on which their securities are traded, or that have not been disclosed by entities or clients.

It is not necessary for the person to be aware of all details concerning the relevant event for this to be considered privileged information; it is sufficient that the information to which they have access could influence the price or quote of an issuer's securities or that may have a significant impact on a credit rating.

The Compliance Department will be responsible for monitoring policies on securities transactions and the use of privileged information.

Any improper use of privileged information shall be considered a serious breach to be sanctioned in accordance with the criteria established in **Appendix 11 "Criteria for determining the severity of violations of Company Rules"** of this Code.



VII.2.5 Loans, credits, acquisition of goods, services and yields

Management and technical personnel that have or are in the process of receiving a loan, credit, goods, yields, or the provision of any service from an entity, client or issuer rated by HR Ratings, or who engage in any other business relationship with such entity or issuer, will not be permitted to participate in the entity or issuer's rating.

The individuals referred to in the previous paragraph will be required to report the loans, credits, goods, yields, or services, or any other business relationship they have established or are in the process of establishing with a client, entity or issuer prior to commencing any participation in the rating process involving the client, entity, or issuer, when the loan, credit, goods, yields or service, or business relationship, was established or will be established at better than market conditions. Loans, credits, goods, yields or services, or business relationships, will be reported to the Compliance Department using the form in **Appendix 12 "Report on Loans, Credits, Goods, Yields and/or Services"** of this code.

VII.2.6 Gifts, entertainment and preferential treatment

- The Agency, its employees, management and board members are forbidden to:

  o Receive from any employee of any financial authority, political party, or any government or state-owned institution, gifts, compensation, gratifications, or entertainment.

  o Use Agency or personal resources to make payments to individuals or organizations for the purpose of doing business or influencing their policies or decisions.

  o Request or receive directly or through another person, remunerations, goods and/or services, including entertainment, as well as donations from individuals with which HR Ratings maintains business relationships or who have an interest in any transaction that HR Ratings rates or could rate.



The Agency, its employees, management and board members are only permitted to accept or receive from any person with which HR Ratings maintains a business relationship, or from any of their employees, goods, other than cash, whose value does not exceed US$25.00 (twenty-five dollars, legal currency of the United States of America) and that are provided in the context of normal business activities, such as meetings. This means that employees, directors and board members may share items such as notepads, pens and light snacks that are incidental to routine business interactions, considering their added value does not exceed US$25.00 (twenty-five dollars legal tender in the United States of America) per person and per interaction.

o Receive remunerations, goods, donations, gifts, or gratifications from any employee of any third party when such gifts are given with the intention of influencing the decision concerning any rating, opinion, analysis, study or report the Agency is preparing.

- If any client, entity or issuer with which HR Ratings maintains a business or services relationship, or any employee of the client, entity or issuer or of any financial authority, political party, or government or state-owned institution solicits or offers technical personnel or management, or any other employee of the Agency, whether explicitly or implicitly, any type of remuneration, goods, donation, gift, gratification, or entertainment that does not comply with the characteristics set forth in this Section, the person in question must report this to the Compliance Department immediately in writing regardless of whether they have accepted it or not.

The Compliance Department shall keep a record of gifts received by HR Ratings personnel that do not comply with the characteristics set forth in this Section and according with to the format contained in **Appendix 13 "Gift Report"** of this Code. These gifts will be returned to the corresponding person, entity or issuer.

In the event of any offer that would lead to a conflict of interest for the Agency, the client, entity, issuer, or person in question will be informed by the Business Development Department of the immediate termination of the business relationship, informing them of the reasons for this action.



VII.2.7 Post-employment activities of management and technical personnel

VII.2.7.1   Post-employment follow-up

HR Ratings will make every effort to remain informed of the future employment of any of its employees for the purpose of informing the SEC to this effect in the event that within a period of 5 (five) years after leaving HR Ratings the former employee enters the employ of an entity, issuer, underwriter or structuring agent for a security or financial instrument rated by HR Ratings, provided the former employee (i) held a management position in the Agency, (ii) held an analyst position and participated, in any manner, in the rating process for the entity, issuer, or the rating for the instruments or operations of the structuring agent, or (iii) was a supervisor of an analyst that participated, in any manner, in the rating process for the entity, issuer, or the rating for the instruments or operations of the underwriting agent. The flowchart in **Appendix 2 "Post-Employment follow-up"** to this document shall apply in this situation.

VII.2.7.2   Back review of the former employee

- When an analysis manager or analyst terminates their employment relationship with HR Ratings and commences work for an issuer or entity rated by the Agency, and for which the manager or employee participated in the rating process as Area Director, Lead Analyst or as a member of the analysis team, or participated in the rating procedure for the structuring of a security, instrument or operation, HR Ratings will take the following measures:

  - As soon as the Agency is aware of a former employee joining the entity, issuer or underwriter, it will review the ratings given to that entity over the 12 (twelve) month period prior to the most recent rating HR Ratings assigned to the entity, issuer, underwriter or structuring agent before the employee left the Agency.



The review will be carried out by the Compliance Department with the support of the analyst's immediate superior, pursuant to **Appendix 3 "HR Ratings Look Back Review"** of this Code.

- If any evidence is detected that would lead to the assumption that the rating or ratings were subject to a conflict of interest or that these had not been assigned in accordance with Agency policies and procedures, the Compliance Department will report the situation immediately to the Agency's Analysis Department, and the latter will be requested to start a rating review process in accordance with the procedure indicated in the General Operation Plan for assigning ratings.

In this case, HR Ratings will publish the change of rating or confirmation of the rating within a period of 15 (fifteen) calendar days following the date on which it was discovered that the rating could have been subject to a conflict of interest.

If the rating action is a change of a credit rating resulting from a post-employment review process, an explanation shall be included stating that the reason for the action is the discovery that a credit rating assigned to the obligor, security, or money market instrument in one or more prior rating actions was subject to a conflict of interest, including a description of the nature of the conflict, the date and associated credit rating of each prior rating action that HR Ratings determines was influenced by the conflict, and a description of the impact the conflict had on the prior rating action or actions.

If the rating action involves ratifying a credit rating as a result of a post-employment review, an explanation shall be included stating that the reason for the action is the discovery that a credit rating assigned to the obligor, security, or money market instrument in one or more prior rating actions was subject to a conflict of interest, including a description of the nature of the conflict, an explanation of why no rating action was taken to revise the credit



rating notwithstanding the presence of the conflict, the date and associated credit rating of each prior rating action that HR Ratings determines was influenced by the conflict, and a description of the impact the conflict had on the prior rating action or actions.

The flow chart provided in **Appendix 2 "Post-Employment follow-up"** of this Code will be considered in reference to section VII.2.7 of this Code.

VII.2.8 Selection of Service Providers

To avoid potential conflicts of interest with individuals related to HR Ratings, the following procedure will be considered for the selection of services providers:

1. The Human and Material Resources and Treasury Departments shall prepare a list of providers that render services to HR Ratings (the "List of Providers").

2. The List of Providers will be sent to the Compliance Department for comparison with the list of clients, entities or issuers rated by HR Ratings.

3. If any provider included on the List of Providers is a client, entity or issuer rated by HR Ratings, the Compliance Department will analyze whether there is a conflict of interest based on the relevance of the services rendered by the corresponding providers.

4. If the Compliance Department determines there may be a conflict of interest with the corresponding providers, it will evaluate the feasibility of replacing the provider along with Senior Management.

5. The List of Providers shall be updated every time HR Ratings enters into a service agreement with a new provider.



VII.3 Disclosure of conflicts of interest

- All HR Ratings employees, managers and board members are required to disclose to the Compliance Department, in writing, any personal or financial relationship, whether their own or that of any other employee of which they have knowledge, which could generate a conflict of interest with respect to any entity, issuer and/or operation.

- Disclosure of conflicts of interest must be clear, transparent and complete in all cases. To this effect, all HR Ratings employees, managers and board members must follow the procedures for identifying, handling and disclosing any potential conflict of interest as set forth in this Code.

- If any employee, manager, or board member fails to disclose any situation that could generate a conflict of interest in a timely manner, or attempts to hide any such situation, the Compliance Department, together with the Agency's Senior Management, with the opinion of the Board of Directors, will analyze the case and determine the measures and/or sanctions to be applied in accordance with the terms of **Section XII "Applicable Sanctions"** of this Code, considering the impact on the continuity of HR Ratings operations.

- Conflicts of interest must be disclosed using the form in **Appendix 4 "Disclosure of Conflicts of interest"** of this Code.

- In addition, Agency employees and management will use the form in **Appendix 5 "Report of employment and/or positions held by family members"** of this Code if their spouse, partner, or any second-degree blood relative holds any management or senior management position in any entity or issuer rated by HR Ratings. The second-degree family relationship includes the parents, children, grandparents, siblings and grandchildren of the employee.



All Agency employees and management will be required to sign this form every 6 (six) months, indicating the positions held by their spouse, partner, or any second-degree blood relative in any entity or issuer rated by HR Ratings.

For the purposes of the above, HR Ratings employees and management will make every effort to remain informed of the employment status of their spouse, partner or second-degree blood relatives.

VII.4 Handling of conflicts of interest

- The Compliance Department, together with Senior Management, and where necessary, a legal advisor, will discuss and analyze real and potential conflicts of interest to determine the appropriate measures to handle such conflicts, which may include:

  o Prohibiting the individual involved in the conflict or potential conflict from participating in any manner in the analysis process for the entity, issuer and/or issue with which they have the conflict of interest until the conflict is resolved or confirmed, designating a different person to take their place in the analysis process.

  o Suspending the person's access to all non-public or confidential information for the entity or issuer with which they have or could have a conflict of interest.

  The above is additional to any sanctions that may also be applicable.

- The opinion of the Board of Directors will be heard on potential or real conflicts of interest of higher importance.

- When the person who discloses a conflict of interest due to participation in any phase of the analysis process for an entity, issuer and/or issue is the Head of a Department, they will be substituted in their functions by the Chief Credit Officer.



If any employee involved in the analysis process already has an investment or loan prior to HR Ratings signing a service agreement which could cause a conflict of interest, the employee will refrain from participating in the related analysis process or they will be required to disinvest from the securities involved.

- If any situation involving possible conflict of interest occurs to the people responsible for resolving possible conflicts of interest, it will be analyzed by the other responsible parties, who will take appropriate measures. The opinion of the Board of Directors may be requested in the event of serious conflicts of interest.

- The Agency will refrain from entering into service agreements for rating services with entities or issuers that, directly or indirectly, hold an interest in the capital stock of HR Ratings unless such interest represents less than five percent of the ratings agency's capital stock.

- The Compliance Department will ensure all HR Ratings employees and board members adhere to the policies set forth in this Code regarding the identification, handling and disclosure of conflicts of interest.

Potential conflicts of interest shall be handled in accordance with the flow chart in **Appendix 6 "Handling of potential conflicts of interest"** of this Code.

Any relevant amendments to the policies for identifying and handling conflicts of interest in this section must be reported to the U.S. SEC using the NRSRO form the moment they enter into effect.

VIII. Technical quality and good character

- Employees and management personnel involved in the rating process for entities, issuers and/or issues will have experience and expertise in financial matters and credit analysis. The Heads of Department responsible for the rating process for an entity, issuer, or issue must have at least 3



(three) years' experience in credit analysis, in accordance with **Appendix 8 "Technical quality"** of the Internal Control Manual.

At least once a year, HR Ratings will perform, through the Compliance Department, assessments to determine the knowledge of analysts and analysis managers with respect to the Agency's rating procedures and methodologies used to assign ratings for the classes or sub-classes of credit ratings in which each analyst or director participates.

- Furthermore, employees and managers participating in rating processes will certify their good character for the performance of their duties with honesty and integrity, in accordance with the sworn statement in **Appendix 7 "Sworn Statement"** of this document, which must be submitted to the Compliance Department and confirmed every 6 (six) months.

People who have been convicted of a felony or any crime against property punishable by prison will not be permitted to participate in the rating process.

The Compliance Department will determine the sanctions to be applied to those employees, management, shareholders, or board members found to be in violation of the Company Rules and other regulations applicable to HR Ratings.

In the case of serious violations of company rules as defined in **Appendix 11 "Criteria for determining the severity of violations of company rules"** of this Code, sanctions will be imposed by the Compliance Department after considering the opinion of the Board of Directors.

IX. Outside activities

- All new Agency personnel will present on their start date and using the form in **Appendix 8 "Report of other employment"** of this Code, a statement of all employment positions that they hold in any company or entity.

Also, all Agency employees and management must sign **Appendix 8 "Report of other employment"** every six 6 (months) or whenever there has been a change in their situation.



- Agency employees and managers will obtain the approval of the Compliance Department using the form in **Appendix 9 "Request for permission to work outside of HR Ratings"** of this Code of Conduct, to:

  o Work as a manager, employee, board member, or business consultant outside the Agency.

  o Commit to outside activities that could have an impact on the Agency, including:

    ❑ Receiving compensation to serve as administrator, custodian, guarantor, or executor for any person that is not a direct relative of the employee.

    ❑ Acting as representative for any social, political, religious, or business organization.

Independent board members will be disqualified from participating in any discussion that could represent a conflict of interest with the ratings the Agency issues.

X. Conduct

- All HR Ratings employees, management, board members and shareholders are responsible for being familiar with and complying with the Agency's Internal Rules, as well as with laws, bulletins and other provisions that govern securities rating agencies. In the event of non-compliance, sanctions may be applied.

- The individuals considered in the previous paragraph will refrain from any action, either within or outside the Agency, which could damage the Agency's reputation.

  X.1 Professional conduct

  - The Agency will not tolerate any illegal, indecent, or violent act or conduct by any HR Ratings employee, manager, shareholder, or board member, or any act or conduct that could be considered contrary to the Agency's ethical and professional standards, and that may negatively impact the work environment or damage the Agency's reputation or image.



The Agency will also not permit the expression of opinions that could damage the reputation of third parties.

The conducts referred to in the two preceding paragraphs include any act or statement, verbal or written, made in public spaces, through mass media, on social networks, or at public or private events.

X.2 Respect

- The Agency will not tolerate the following conduct between colleagues:

  o   Any act of discrimination based on race, color, religion, gender, age, nationality, social status, disability, political affiliation, marital status, or sexual orientation.

  o   Verbal, physical, or visual offenses that create an intimidating, offensive, or hostile environment in the workplace.

  o   Quid Pro Quo Harassment or sexual harassment. Cases will be analyzed according to the HR Ratings Protocol for addressing quid pro quo harassment and sexual harassment cases.

- The Agency will respect the intellectual property rights and image of clients, rated entities or issuers, competitors, or any public figure or third party, strictly prohibiting HR Ratings employees, managers and board members from:

  o   Making defamatory, degrading, or slanderous statements about others.

  o   Intellectual plagiarism of information, ideas and documents.

Management will oversee compliance with that stated in this point and in the event that any activity in violation of these guidelines is detected, the activity will be reported immediately to the Compliance Department, who will determine the sanctions to be applied to the person



that is found responsible, taking into consideration the impact on the continuity of HR Ratings operations.

X.3 Use of illegal substances

The Agency is committed to providing a healthy work environment, free of anything that would put the quality of the products and services the Agency offers at risk. To this effect, HR Ratings employees and directors are prohibited from:

- Using, selling, buying, distributing or possessing illegal substances in Agency offices.

  Any deterioration in an employee's performance or incident caused due to the use of illegal substances must be reported immediately to the Human and Material Resources Department, with a copy to Senior Management, who will jointly determine the disciplinary measures to be taken.

  Performance problems caused by the use of illegal substances will be treated like any other problem related to employee performance in the workplace and may give cause for dismissal.

  Employees that show indications of having addiction problems will be encouraged to seek professional help.

- Smoking in work areas, which includes cigars, pipes, e-cigarettes and other tobacco products. Board members, outside advisors, consultants and visitors are also prohibited from smoking in the Agency's offices.

X.4 Use of email, the internet, telephone and other electronic means of communication

- Telephone networks, computers, Internet and email are considered Agency assets and must be used by HR Ratings personnel for their assigned tasks. All telephone communications, and any information transmitted, received or stored on communication



media, is and will, at all times, be the property of the Agency. Personal use of communication systems must be occasional and not interfere with the responsibilities of the employee or compromise the security of the Agency.

- Additionally, any employee or director of the Agency shall comply with the Policy for the use of instant messaging tools, mobile devices and authorized apps provided in the Agency's Internal Control Manual.

- The Human and Material Resources Department and/or the Compliance Department may randomly monitor the use of communication media by any employee to ensure these systems are being only used for business purposes.

- HR Ratings employees are strictly prohibited from:

  o Sending or drafting any message that is abusive, insulting, obscene, inappropriate, or unprofessional, such as:

    ❑ Messages that may be considered discriminatory based on gender, color, religion, age, nationality, disability, political affiliation, marital status, or sexual orientation.
    ❑ Messages that may be considered defamatory against any person.
    ❑ Messages that offend any person or would or could cause pain or suffering.
    ❑ Messages that focus on political or religious proselytism, self-promotion or the promotion of third- parties.
    ❑ Messages that could damage the image or reputation of HR Ratings or any HR Ratings client.

  o Posting any type of communication on mass media mentioning HR Ratings activities is also strictly prohibited. Only authorized Operations Department personnel may use social media authorized by the Agency to announce rating actions by HR Ratings and other information of interest to the market.



o Revealing any information related to the rating process for an entity, issuer or issue is prohibited until the rating has been made public using the mass media indicated in the HR Ratings General Operation Plan.

o Compliance Department employees may have access to the social networks on which the Agency posts news to verify there has been no violation of the social media policy.

The Agency will maintain the technological controls necessary to ensure correct employee usage of the internet and other means of communication. This includes blocking personal email and/or internet sites that could present a risk to the Agency's technological infrastructure or could lead to an information leak, as well as music streaming sites.

These controls do not affect sanctions that may apply for the violation of policies indicated in this section.

X.5 Use of Social Networks

All HR Ratings employees are required to comply with the company rules on using Social Networks, which are based on the ethical use of these networks.

XI. Material violations of the law

If any employee of HR Ratings, or of its affiliates, subsidiaries, or branch offices established in any country, receives notice from a third-party regarding an alleged material violation of the law by any entity or issuer rated by HR Ratings, the situation will be reported to the Compliance Department at the offices of HR Ratings or to the following email address:compliance@hrratings.com

These types of notifications may be presented confidentially or anonymously and, as applicable, will be investigated in accordance with the regulations pertaining to credit rating agencies in the country in question. HR Ratings will not be required to verify the certainty of the information provided by the third-party regarding the alleged violation of the law. Notices that, at the discretion of HR Ratings, may constitute a material violation of the law by an issuer rated by the rating agency will be reported to the authority as required by local legislation applicable to HR Ratings.



Furthermore, if the Compliance Department in the course of their duties, detects any breach or serious violation of HR Ratings guidelines, policies and/or control mechanisms that in their opinion could constitute a violation of the Mexican Securities Market Act, they must report such situation to the CNBV within a period of 2 (two) business days.

XII. Applicable Sanctions

- Any violation of the Agency's Internal Rules may lead to administrative, civil, labor and/or criminal action being taken.

- All HR Ratings employees, managers, and board members will report any illicit or unethical conduct, situation or activity to the Compliance Department, verbally or in writing, using the form in **Appendix 10 "Report of unethical conduct"** of this Code, or any such conduct, situation or activity that would violate the principles set forth in the Agency's Internal Rules on learning of such conduct, situation or activity. If the person considers it appropriate, they may report the conduct or activity to Senior Management.

    Additionally, the report indicated in the preceding paragraph may be presented anonymously through the "Anonymous Complaints" section of the "Contact Us" section on the HR Ratings website.

- The Compliance Department may establish the sanctions or measures to be taken for any violation or breach of the Agency's Internal Rules committed by employees, managers, board members or shareholders following the procedure indicated below:

    1. When as a result of their oversight functions, or on receiving notice from any Agency employee or manager, the Compliance Department learns of any violation of the applicable regulations by an HR Ratings employee, manager, shareholder, or board member, or any situation that could create a conflict of interest, the Head Compliance Officer will record the conduct or situation in a follow-up log, noting the date on which they learned of the act or situation.



2. The Compliance Department will give the person involved the opportunity to make a verbal statement in their defense, which will be recorded in the follow-up log.

3. The Compliance Department will inform the employee, manager, or board member in question of the corresponding sanction or measure, which may be any of the following:

   a) Verbal warning.
   b) Written warning.
   c) Suspension of 3 (three) to 10 (ten) days without pay.
   d) Dismissal.
   e) Any measure to resolve a potential conflict of interest.

   In the case of the sanctions indicated in points c) and d), the Compliance Department will request in writing that the Human and Material Resources Department apply these sanctions.

   The Compliance Department, together with Senior Management, will determine the measures to resolve possible conflicts of interest.

4. Sanctions will be applied taking into consideration **Appendix 11 "Criteria for determining the severity of violations of company rules"** approved by the HR Ratings Board of Directors and appended to this Code.

   However, the sanction may be reduced if the offender recognizes having committed the violation and makes amends.

5. The sanctions imposed, or measures taken, will be recorded in the follow-up log, along with any information that may have been considered for the determination of the sanction; for example, the recurrence of certain conduct by the employee, manager, or board member, or any situation that could be considered aggravating.

6. The Compliance Department must ensure the offender understands the rule violated and the seriousness their conduct represents for the Agency to avoid future recurrences.



- The Compliance Department will impose sanctions on serious violations of the Agency's Internal Rules after hearing the opinion of the Board of Directors.

  In this case, the alleged offender may challenge the sanction within 10 (ten) business days of receiving notice of the sanction.

- To prevent employees who report violations of the Agency's Internal Rules being pressured or suffering retaliation of any nature, HR Ratings will hold the name of the person that filed the report in the strictest confidence until such time as the solution or corresponding sanction has been decided and the offender notified.

  The Compliance Department will conduct ongoing reviews, without prior notice, to verify that HR Ratings managers and employees comply with this Code, Internal Control Manual and General Operation Plan.



XIII. APPENDICES


APPENDIX 1

Report on Securities Transactions


Date: _____

HR Ratings Compliance Department

In compliance with the obligation set forth in Section VII.2.3 "Securities Transactions" of the Code of Conduct, I hereby report below the Securities Transactions I have as of this date and those that my spouse, partner and/or minor children have:

☐ I have no securities transactions to report

☐ I have the following securities transactions to report:


Securities transactions held


Full name of the issuer or company	Transaction Date	Volume, type, series, or class of Securities or certificates of deposit with a term equivalent to or less than a year.	Total transaction amount and, if applicable, term and rate	Holder of the investment (detail in the case of indirect investments)	Business name of the agent or broker that performed the transaction


Securities Transactions held by my spouse, partner and/or dependent minors


Full name of the issuer or company	Transaction Date	Volume, type, series, or class of Securities or debt instruments with a term equivalent to or less than a year.	Total transaction amount and, if applicable, term and rate	Holder of the investment (detail in the case of indirect investments)	Business name of the agent or broker that performed the transaction



I declare I am aware of the guidelines, policies and control mechanisms on Securities Transactions and the use of Privileged Information indicated in the HR Ratings Code of Conduct and I authorize HR Ratings to investigate, at its discretion, any potential conflict of interest.

I also authorize HR Ratings to disclose the information in this report to the Agency's regulatory authorities, both local and foreign, who may request this type of information within the scope of their authority.

Sincerely,

_____

(Name of employee or board member, position and signature)

Instructions:

(i)   This form must be completed by all new employees of HR Ratings.
(ii)   This form must be completed by all employees, managers, or analysts who have performed Securities Transactions within 10 (ten) business days of performing the transaction.
(iii) This form must be completed by analysis personnel whose spouse, partner or dependent minor(s) have undertaken a Securities Transaction.
(iv)   This form must be completed by all HR Ratings employees, board members, and managers every 6 (six) months, indicating the securities transactions they have.
(v)   Securities Transactions are those performed directly or indirectly involving:
   a)   Securities registered with the Mexican National Securities Registry and/or;
   b)   Certificates of deposit, commonly known as American Depositary Receipts (ADRs) or similar instruments on foreign markets, representing the Securities mentioned in the previous point or similar or analogous instruments, and/or;
   c)   In accordance with Section15 § 78c (10) of the United Stated Code ("USC"), the term "security" means any note, stock, treasury stock, security future, security-based swap, bond, debenture, certificate of interest or participation in any profit-sharing agreement or in any oil, gas, or other mineral royalty or lease, any collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, any put, call, straddle, option, or privilege on any security, certificate of deposit, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or in general, any instrument commonly known as a "security"; or any certificate of interest or participation in, temporary or interim certificate for, receipt for, or warrant or right to subscribe to or purchase, any of the foregoing; but shall not include currency or any note, draft, bill of exchange, or banker's acceptance which has a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof the maturity of which is likewise limited, and/or;
   d)   Derivative financial instruments provided their underlying assets are registered with the National Securities Registry, and/or;
   e)   Certificates of Deposit on a term equal to or less than 1 (one) year serviced by a credit institution.
(vi)   The following investments are not considered Securities Transactions:
   a)   Shares in mutual funds.
   b)   Securities issued by any sovereign entity.
   c)   Indexed trust certificates (representing rights on securities, assets, derivatives, or other assets that seek to replicate the behavior of one or more indexes, financial assets, or reference parameters)
   d)   Certificates referring to a group or basket of shares or price indexes.
(vii) Term renewable certificates of deposit representing debt on a term equal to or less than 1 (one) year serviced by a credit institution rated by HR Ratings must be reported only once, indicating this characteristic in the report.
(viii) An indirect transaction is one operated by an HR Ratings employee or board member through a company in which the employee or board member holds control in accordance with the terms of article 2 of the Securities Market Act.
(ix)   A monthly account statement should be attached, dated no more than 3 (three) months prior to the present date, issued by the financial broker indicating the securities transaction.
(x)   If neither you nor your spouse, partner, or dependent minor(s) have Securities Transactions, please indicate "Do not have" or "not applicable".



APPENDIX 2

Post-employment follow-up

Inputs	Activities	Products
Notification from the Human & Material Resources Department concerning a former employee who held a position as an analyst, analyst supervisor or manager at HR Ratings, when they have been employed by an entity, issuer, underwriter or structuring agent that is a customer of HR Ratings within a period of 5 (five) years after leaving HR Ratings.	The Compliance Department determines whether any of the following three conditions are met: • The former employee was a Director. • The former employee participated in the rating process for the entity, issuer, underwriter or structuring agent by which they are now employed. • The former employee supervised an analyst that participated in the rating process for the entity, issuer, underwriter or structuring agent by which they are now employed.	

If any of these criteria are met, an "Employment Transition Report" is submitted to the SEC via EDGAR.

→ Employment Transition Report

On learning of a former employee entering the employment of the entity, issuer or structuring agent, the Compliance Department will review the ratings assigned to the entity during the 12 (twelve) months prior to the most recent rating action by HR Ratings for the entity, issuer, underwriter or structuring agent in question before the employee left the Agency. This review is to check for any conflict of interest.

Is there a potential conflict of interest?

No → Look Back Review report by the Compliance Department.

Yes

The Compliance Department will ask the Credit Analysis Department to start a rating review process within 15 (fifteen) calendar days. If this deadline cannot be met, a press release will be issued stating there is a potential conflict of interest regarding the rating in question and that this rating is under review or surveillance.

→ Press release, where applicable.

→ New rating or confirmation of the rating.



APPENDIX 3

HR Ratings Look Back Review

Inputs	Activities	Products

Notification from the Human Resources and Material Resources Department about the new employment of HR former employees.

The new employment is on any entity or issuer rated by HR Ratings or any structuring agent with which HR Ratings has or had a relationship?

No → No Review Report

Yes

Review the Analysis Team assigned to the entity over the 12 (twelve) month period prior to the most recent rating HR Ratings assigned to the entity.

Review of rating process of the ratings assigned to the entity during the 12 (twelve) month period and the minutes of the corresponding Credit Analysis Committees.

Review e-mail communications between HR former employee and the entity.

A conflict of interest was detected?

No → No Conflict-of-Interest Report

Yes

Report immediately to the Chief Executive Officer and Chief Credit Officer.

Request to the Chief Credit Officer to re-open the credit rating process.

Can the credit rating be released within 15 (fifteen) calendar days?

Yes → Look Back Review Report and issue a revised Rating Report stating the conflict of interest detected.

No → Look Back Review Report and issue a Press Release stating the conflict of interest detected and that the credit rating is under review.

Continue performing the credit rating process → Look Back Review Report and issue a revised Rating Report stating the conflict of interest detected.



APPENDIX 4

Disclosure of conflicts of interest

Date: _____

HR Ratings Compliance Department

In compliance with that established in Chapter VII "Conflicts of Interest", Section VII.3 "Disclosure of conflicts of interest" of the HR Ratings Code of Conduct, I hereby inform you of the following situation that could generate a conflict of interest:

_____

_____

_____

_____

_____

I authorize HR Ratings to disclose the information included in this report to the Agency´s regulatory authorities, both local and foreign, who may request this type of information within the scope of their authority.

Sincerely,

_____

Name of the employee, shareholder, or board member reporting the potential conflict of interest

c.c.   HR Ratings Senior Management

Instructions:
(i) This form must be completed by any employee with knowledge of any situation, their own or that of another, that could generate a potential conflict of interest under the terms of Section VII "Conflicts of Interest" in the HR Ratings Code of Conduct.
(ii) In general terms, any situation must be reported, usually economic or personal, that would presume an intention to influence the judgment of an individual, and which could unduly influence objective, fair and independent decision making.



APPENDIX 5

Report of employment and/or positions held by family members

Date: _____

HR Ratings Compliance Department

In compliance with the HR Ratings Code of Conduct, in relation to the obligation of employees of this rating agency to disclose whether their spouse, partner, or any second-degree blood relatives hold any management or senior management position in any entity or issuer rated by HR Ratings, I hereby state as follows:

☐ Neither my spouse, nor my partner, nor any second-degree blood relative of mine holds any management or senior management position in any entity or issuer rated by HR Ratings.

☐ My <u>(indicate relationship)</u>, by the name of: _____, has held the position of _____, since __ _____ at the following entity or company rated or in the process of being rated by HR Ratings: _____, and performs the following activities: _____.

I authorize HR Ratings to disclose the information in this report to the Agency´s regulatory authorities, both local and foreign, who may request this type of information within the scope of their authority.

Sincerely,

_____

(Employee name, position and signature)

Instructions:

(i) This form must be completed by new hires and by any employee with a family member that meets the criteria indicated in the first paragraph of this form.
(ii) In addition, all analysts must complete this form every 6 (six) months, indicating the positions held by their second-degree blood relatives in any entity or issuer rated by HR Ratings.
(iii) The category of second-relative includes the parents, children, grandparents, siblings and grandchildren of the employee.



APPENDIX 6

Handling of potential conflicts of interest

Inputs	Activities	Products

Inputs:

1. Semiannual reports received from HTRON:
   - Securities Transactions.
   - Loans, Credits & Services (analysis).
   - Employment and/or positions held by relatives
   - positions held with issuers, financial entities & other companies

2. Provisional reports:
   - Securities Transactions
   - Employment and/or positions held by relatives
   - Positions held with issuers, financial entities & other companies
   - Request for approval to work outside HR Ratings
   - Conflicts of interest – own and others

3. Evidence of a potential conflict of interest resulting from the audit and oversight tasks of the Compliance Department.

Activities:

Compliance Department reviews reports on HTRON and checks every week no reports are pending review.

Potential conflict reported? — No → Backup of the report on HTRON.

Yes ↓

Analyzed jointly by the Compliance Department, Senior Management, and legal counsel, if applicable, to determine whether there is a potential conflict of interest.

Is there a potential conflict? — No → The situation is documented in the Report of potential conflicts of interest and the Incident report, with the respective Appendix.

Ye ↓

Pertinent measures are taken to mitigate the potential conflict.

Was any company rule violated that merits sanction? — No →

Yes ↓

The Compliance Department establishes the sanction, considering the Criteria for determining the severity of the breach. The Risk Department will be involved in the case of serious violations, hearing the prior opinion of the Board of Directors.

Products:

Recorded in the sanction follow-up log.

Sanction notification



APPENDIX 7

Sworn Statement

(Good character)

Date: _____

HR Ratings Compliance Department

I, (NAME), of my own free will and to accredit that I am of sufficient good character to be able to participate in the ratings processes of HR Ratings, pursuant to that indicated in Provision Four of the General Provisions applicable to credit rating agencies and any other provision applicable to HR Ratings as a credit rating agency, and that I will perform my duties with integrity and honesty, hereby declare under oath to tell the truth:

I.   That I am not, nor have I been subject to, criminal prosecution for a felony or crimes against property punishable by prison, and that if this were the case, the matter in question was concluded with my acquittal.

II.   That I am not nor have I been subject to administrative investigation proceedings or hearings before the Mexican Banking and Securities Commission for serious violations of Mexican or foreign financial laws, or before any other Mexican supervisory or regulatory financial authority, or that of any other country, and that if this were the case, the matter in question was concluded by final unappealable decision or agreement expressly exonerating me.

III.   That I have not been declared in civil or commercial bankruptcy, and that if this were the case, the matter in question was closed for the reasons given in Article 262 of the Commercial Bankruptcy Act or, in the case of civil bankruptcy, on having paid all creditors in full or entered into agreement with these as provided for by local law.

The undersigned authorizes HR Ratings to verify, at its discretion, the statements made herein with the corresponding authorities.



I also authorize HR Ratings to disclose the information in this report to the Agency regulatory authorities, both local and foreign, who may request this type of information within the scope of their authority.

Sincerely,

_____
(Signature)

Instructions:

This form must be completed by all analysts and resigned every 6 (six) months.



APPENDIX 8

Report of other employment(s)

Date: _____

HR Ratings Compliance Department

To comply with the obligation to disclose any employment or position I hold or have held to date, as outlined in the HR Ratings Code of Conduct, I, _____,

holding the position of _____ at HR Ratings, state the following:

☐   I do not hold or perform any job or position with any issuer, entity, or company.

I hold the following job(s) or position(s) in the following company/companies:

Issuer, entity or company	Employment or position (indicate the activity you perform)	Start date	Duration of the position

I also authorize HR Ratings to disclose the information included in this report to the Agency's regulatory authorities, both local and foreign, who may request this type of information within the scope of their authority.

Sincerely,

_____
(Employee or board member name, position and signature)

Instructions:

(i)   New employees must complete this form. Also, employees who must request the authorization of the Agency's Compliance Department to perform any of the activities mentioned in section IX of the HR Ratings Code of Conduct in accordance with the form included in Appendix 9 to the Code of Conduct must fill this form.

(ii)   In addition, all employees and board members will complete this form every 6 (six) months, indicating their activities or positions outside of HR Ratings.



APPENDIX 9

Request for permission to work outside of HR Ratings

Date: _____

HR Ratings Compliance Department

In compliance with the obligation outlined in section IX "Outside Activities" of the Code of Conduct of HR Ratings, I hereby inform you that it is my intention to accept employment and/or to engage in the following activity outside of HR Ratings:

Company, entity, or institution: _____

Position: _____

Activity: _____

_____

For this, I hereby request your approval to engage in the activity and/or accept the position indicated above.

I also authorize HR Ratings to disclose the information included in this report to the Agency´s regulatory authorities, both local and foreign, who may request this type of information within the scope of their authority.

Sincerely,

_____
(Employee, shareholder, board member, manager or analyst name, position and signature)

Instructions:
This form must be completed by employees that intend to accept any position, or provide any service, paid or unpaid, outside of HR Ratings.



APPENDIX 10

Report of unethical conduct

Date: _____

HR Ratings Compliance Department

I hereby inform you of the following conduct, situation, or activity that is illicit, unethical, or violates the principles outlined in the Internal Rules in order to comply with the terms of the HR Ratings Code of Conduct:

_____

_____

_____

I authorize HR Ratings to disclose the information in this report to the Agency's regulatory authorities, both local and foreign, who may request this type of information within the scope of their authority.

Sincerely,

_____

(Employee, manager or board member name, position and signature)

Instructions:

(i)   This form must be completed by HR Ratings employees, managers and/or board members upon learning of any illicit or unethical conduct, situation, or activity.

(ii) This type of report may also be submitted verbally or anonymously, through the anonymous complaints section in the "Contact" section on the HR Ratings website.



APPENDIX 11

Criteria for determining the severity of violations of company rules

Types of violations or non-compliance

- Of policies on Independence and Conflicts of Interest
- Of policies to prevent the misuse of Non-Public, Confidential, or Privileged Information
- Of policies included in the Manuals in general

Sanction according to the severity of the fault or violation

Severity	Sanction
Minor	Verbal warning
Moderate	Written warning
Serious	Suspension
Very serious	Dismissal

The following criteria will be considered when determining the severity of the violation or non-compliance:

Criteria	Severity
Harassment or Sexual harassment	Very serious
There was intent (the person knowingly acted with the intention of committing a violation)	Very serious
There was personal gain or benefit for a third party	Very serious
The Agency's image or reputation was damaged	Serious or Very serious
A rating was affected	Serious
The violation was covered up	Moderate or Serious
Recommendations were not followed	Moderate or Serious
Recurrence	Moderate or Serious
First offense	Minor
Error without consequences	Minor

Note: The sanction may be reduced if the offender accepts that he or she committed the violation and makes amends.



<center>**APPENDIX 12**</center>

<center>Report on Loans, Credits, Goods, Yields and/or Services</center>

<center>Date: _____</center>

HR Ratings Compliance Department

In order to comply with the obligation to disclose the loans, credits, goods, performances, services, or any other business relationship or dealings I have obtained or am in the process of obtaining from any financial entity or person to whom HR Ratings provides rating services, which could represent a conflict of interest as outlined in the HR Ratings Code of Conduct, I report the following:

Loans or credits obtained, or in the process of being obtained, at better than market conditions

Financial entity or person	Type of loan	Loan amount	Use of the loan	Term & rate	Date obtained

Goods obtained, or in the process of being obtained, at better than market conditions

Entity or person	Description of the good	Market price for the good	Price at which the good was obtained	Date of purchase

Yields obtained, or in the process of being obtained, at better than market conditions

Financial entity	Savings account number	Savings amount	Savings account rate	Date savings account opened



Services obtained, or in the process of being obtained, at better than market conditions

Entity or person	Type of service	Fees charged by the Client & discount obtained	Term of the service	Date of the service

Other business relations or dealings obtained, or in the process of being obtained, at better than market conditions

Entity or person	Business conducted with the client	Benefit that would be obtained at better than market conditions	Duration of the business	Date on which the business was finalized

I authorize HR Ratings to investigate, at its discretion, any potential conflict of interest related to this report.

I also authorize HR Ratings to disclose the information included in this report to the Agency´s regulatory authorities, both local and foreign, who may request this type of information within the scope of their authority.

Sincerely,

_____

(Analyst name, position and signature)

Instructions:

(i) This report must be completed by newly hired analysts.

(ii) This report must also be completed by senior analysts or analysts that have received or are in the process of obtaining a loan, credit, or service from any HR Ratings Client, provided the loan, credit, or service has been or will be obtained at better than market conditions.

(ii) If none of the conditions indicated in this Appendix apply to you, indicate "Not applicable".



APPENDIX 13

Gift Report

	Sent by:		Sent to:		Type of Gift			Observations
Date	Company	Person	Employee	Position	Description	Quantity	Estimated Value	Date returned



Date: _____

I, _____, state that I have read, understood and initialed the entire HR Ratings "Code of Conduct" currently in force and that I agree to be bound by its content. In addition, I am obliged to endorse this Code semiannually, along with any updates, via HTRON.

_____
(signature)